                                                                 File No. 1-1098




                                    FORM 11-K




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                  ANNUAL REPORT



                            PURSUANT TO SECTION 15(d)

                                     of the

                         SECURITIES EXCHANGE ACT OF 1934




                   For the fiscal year ended December 31, 1998




                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP


                              Columbia Energy Group
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

                             EMPLOYEES' THRIFT PLAN

                            OF COLUMBIA ENERGY GROUP

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997



Report of Independent Public Accountants..........................................................................2

Statements of Net Assets Available for Benefits...................................................................3

Statement of Changes in Net Assets Available for Benefits.........................................................4

Notes to Financial Statements and Schedules.......................................................................5

Schedule A - Statements of Net Assets Available for Benefits.....................................................10

Schedule B - Statement of Changes in Net Assets Available for Benefits...........................................12

Item 27(a) - Schedule of Assets Held for Investment Purposes.....................................................14

Item 27(d) - Schedule of Reportable Transactions.................................................................15

Consent of Independent Public Accountants........................................................................17

Federal Tax Consequences (Unaudited).............................................................................18



All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Thrift Plan Committee of the
Employees' Thrift Plan of
Columbia Energy Group:

We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of Columbia Energy Group (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information certified by the trustee and presented in the schedule of assets held for investment purposes and the schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                              Arthur Andersen LLP

New York, New York
April 30, 1999

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                          December 31, 1998  December 31, 1997
                                                          -----------------  -----------------

Assets
------

Investments at fair value:

Columbia Energy Group
   Common Stock                                              $346,169,555        $324,570,127

Interest-bearing cash                                           2,930,746           2,563,671
                                                             ------------        ------------

Total Columbia Stock Fund                                     349,100,301         327,133,798

Fidelity Mutual Funds:

     Retirement Money Market Portfolio                         58,762,865          60,986,098
     Magellan Fund                                             40,167,065          32,031,366
     Contrafund                                                25,481,841          20,613,094
     Growth Company Fund                                       13,560,277          11,892,345
     Growth & Income Portfolio                                 63,071,162          54,286,745
     Intermediate Bond Fund                                    35,429,049          36,666,784
     Overseas Fund                                              8,791,851           9,416,950
     Europe Fund                                                6,994,294           5,039,683
     Pacific Basin Fund                                         1,436,029           1,241,893
     Balanced Fund                                             19,724,355          17,244,862
     Capital Appreciation Fund                                  4,968,029           3,746,107
     Short-Term Bond Fund                                       3,666,107           4,049,336
     Spartan U.S. Equity Index Fund                            85,055,824          75,451,588

Loans to Participants                                          10,348,004           9,271,509

                                                             ------------        ------------

                                                              726,557,053         669,072,158

Confederation Life Receivable                                     377,760                  --

Columbia Gas Litigation Settlement (Note 5)                            --           2,116,228
  (Retirement Money Market Portfolio)

Employer Contributions Receivable                                 696,883             943,407

Participant Deposits Receivable                                 1,362,142           1,749,607
                                                             ------------        ------------
              Net Assets Available for Benefits              $728,993,838        $673,881,400
                                                             ============        ============


          The accompanying notes to financial statements and schedules are an integral part of these statements.

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                      FOR THE YEAR ENDED DECEMBER 31, 1998



Net Assets, Beginning of Year                       $673,881,400

Net Investment Income                                 23,076,167

Net Realized Gain on Securities Sold or
     Distributed                                      48,090,861

Net Change in Unrealized Appreciation on
     Investments                                      31,646,580

Participants' Deposits                                23,917,837

Employer Contributions                                11,571,504

Distributions to Participants                        (84,350,566)

Confederation Life (Note 6)                              651,245

Loan Activity - Interest                                 508,810
                                                    ------------

Net Assets, End of Year                             $728,993,838
                                                    ============


          The accompanying notes to financial statements and schedules are an integral part of this statement.

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                     December 31, 1998 and December 31, 1997

1.       Description of the Plan

         The Employees' Thrift Plan of Columbia Energy Group, formerly the Employees' Thrift Plan of Columbia Gas System, (the "Plan") was adopted by the Board of Directors of Columbia Energy Group, formerly The Columbia Gas System, Inc. ("Columbia") on May 1, 1958. Its purpose is to encourage employees to adopt a regular savings program and to provide additional security for retirement. Each employee who works for a Columbia company participating in the Plan is immediately eligible to join the plan. Participation is voluntary, and participants are fully and immediately vested in the Plan.

         The Plan offers a wide range of funds to Plan participants. All but the Columbia Gas Stock Fund are offered through Fidelity Investments' family of mutual funds. The investment options offered include:

         Columbia Stock Fund: This Fund consists almost entirely of Columbia Common Stock. A small portion is invested in money market instruments for administrative purposes.

         Retirement Money Market Portfolio: The Retirement Money Market Portfolio seeks to maximize current income consistent with the preservation of capital. The Portfolio invests in high quality U.S. dollar denominated money market instruments of U.S. and foreign issuers.

         Short-Term Bond Fund: The Short-Term Bond Fund seeks current income consistent with preservation of capital, by investing in a broad range of investment grade fixed income securities. The assets of the fund are invested in securities with a maturity of 1 to 3 years.

         Intermediate Bond Fund: The Intermediate Bond Fund is an income-oriented mutual fund that seeks a high level of current income. The Fund invests primarily in investment grade corporate debt obligations, as well as obligations issued or guaranteed by the U.S. Government and its agencies or instrumentalities, U.S. banks, prime commercial paper, as well as a limited amount of high quality foreign debt instruments, while maintaining an average maturity of 3 to 10 years.

         Balanced Fund: The Balanced Fund is a growth and income mutual fund that seeks the highest amount of income possible while still preserving its capital investment. The Fund invests in a broadly diversified (domestic and foreign) portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. At least 25% of the Balanced Fund's assets are always invested in fixed-income securities.

         Spartan U.S. Equity Index Fund: The Spartan U.S. Equity Index Fund is a growth and income mutual fund that seeks to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P). The Fund invests primarily in the common stock of the 500 companies that make up the S&P.

         Growth & Income Portfolio: The Growth & Income Portfolio is a growth and income mutual fund that seeks long-term capital growth, current income and growth of income with reasonable investment risk. The Portfolio is primarily invested in the securities of companies with the potential for growth of earnings while paying current dividends, as well as securities convertible into common stocks, preferred stocks and fixed income securities.

         Magellan Fund: The Magellan Fund's goal is capital appreciation. Magellan primarily invests in common stock and securities convertible into common stock of U.S., multinational, and foreign companies of all sizes and industries that offer potential for growth.

         Contrafund: The Contrafund seeks capital appreciation by investing primarily in undervalued domestic and foreign stocks. These companies may have favorable long-term outlooks due to termination of unprofitable operations, changes in management, industry or products, or possible mergers and acquisitions. A substantial portion of the portfolio is invested in medium- to small-capitalization stocks.

         Growth Company Fund: The Growth Company Fund focuses on capital appreciation by investing primarily in common stocks with above-average growth characteristics. Investments include both foreign and domestic securities. Growth can be measured by earnings or gross sales.

         Capital Appreciation Fund: The Capital Appreciation Fund seeks capital appreciation by investing primarily in common stocks of well-known and established companies as well as smaller, lesser-known companies. Investments include domestic and foreign securities.

         Overseas Fund: The Overseas Fund is a growth mutual fund that seeks long-term capital growth through investments in foreign securities in both developed and emerging markets. At least 65% of its total assets are invested in securities of issuers from at least three countries outside of North America. Currency hedging is permitted.

         Europe Fund: The Europe Fund seeks long-term capital growth by investing primarily in companies that have their principal activities in Europe. Normally, the Fund intends to maintain investments in at least three different countries, though it may at times invest all of its assets in a single country. A 1% redemption fee will be charged for shares held less than 90 days.

         Pacific Basin Fund: The Pacific Basin Fund seeks long-term growth of capital by investing in companies in the Pacific Basin. The Fund will generally be invested in at least three different countries, although it may at times invest all of its assets in one country. (It normally invests a significant percentage of its assets in Japan.) A 1% redemption fee will be charged for shares held less than 90 days.

         Fidelity is the Trustee of the Plan assets.

         Employees may deposit up to 6% of their monthly base pay, subject to IRS limitations, in the various investment funds, and Columbia will match such deposits at various levels based on the period of an employee's participation in the Plan. Columbia's contributions are invested in the Columbia Stock Fund except for employees age 50 or older who may direct monthly Columbia contributions among any of those funds available for Plan participants' deposits. Employees may also invest up to an additional 10% of their monthly base pay, subject to IRS limitations, but no additional contributions will be made by Columbia. Employee deposits may be made on an after-tax and/or before-tax basis. Before-tax deposits are not subject currently to Federal income tax but are taxable to the employee when they are withdrawn from the Plan. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions. Such withdrawals are subject to a 10% excise tax. If an employee makes a withdrawal from his account, his future deposits are subject to various suspension periods depending on the type of withdrawal. After-tax deposits are taxed before they go into the applicable Funds of the Plan; therefore, they will not be taxed again.

         The administrative expenses of the Plan are paid by the participating subsidiaries of Columbia. Administrative fees relating to participant loans are borne by the participants.

         The value of participants' deposits in the Plan is reflected in Shares/Units in each applicable Fund. Each Share/Unit has a value equal to every other Share/Unit in that Fund. The value of a Share/Unit is determined daily by dividing the value of each Fund by its total number of outstanding Shares/Units.

         The following is a summary of the Share/Unit Values and Shares/Units outstanding as of:

                                            December 31, 1998                  December 31, 1997
                                            -----------------                  -----------------
                                        Share/Unit        Shares/           Share/Unit       Shares/
                                           Value           Units              Value           Units
                                         ---------       ---------            ------         --------
                                            ($)                                ($)
Columbia Stock Fund                         32.77       10,652,948             29.34       11,149,235
Retirement Money
   Market Portfolio                          1.00       58,762,865              1.00       60,986,098
Magellan Fund                              120.82          332,454             95.27          336,217
Contrafund                                  56.79          448,703             46.63          442,056
Growth Company Fund                         51.02          265,784             43.32          274,523
Growth & Income Portfolio                   45.84        1,375,898             38.10        1,424,849
Intermediate Bond Fund                      10.27        3,449,761             10.17        3,605,387
Overseas Fund                               35.98          244,353             32.54          289,396
Europe Fund                                 33.48          208,910             29.94          168,326
Pacific Basin Fund                          13.22          108,625             12.23          101,545
Balanced Fund                               16.36        1,205,645             15.27        1,129,330
Capital Appreciation Fund                   22.07          225,103             19.38          193,298
Short-Term Bond Fund                         8.71          420,908              8.70          465,441
Spartan U.S. Equity Index Fund              43.96        1,934,846             34.98        2,156,992

        As of December 31, 1998 and 1997, the only individual security held by the Plan in excess of 5% of net assets was Columbia Common Stock, 5,994,278 shares valued at $346,169,555 and 4,131,362 shares valued at $324,570,127, respectively.

        The above is a brief description of the Plan and is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

2.      Summary of Significant Accounting Policies

        (A) Valuation of investments.

        The assets of the Plan are reflected in the accompanying Statements of Net Assets Available for Benefits based on quoted market prices and per share net asset value.

        (B) Basis of accounting.

        The accompanying financial statements have been prepared on an accrual basis as of December 31, 1998 and December 31, 1997.

        (C)    Net realized gain (loss) on securities sold or distributed.

               The cost of securities sold or distributed is determined on the revalued cost of assets basis, whereby the cost of assets is adjusted to reflect the market value of assets as of the prior year-end. The Plan recognized gains and losses on the sale of securities and the distribution of Columbia Common Stock to withdrawn participants in settlement of their accounts equal to the difference between the revalued cost and market value of the securities sold or distributed through December 31, 1998.

        (D)    Unrealized appreciation (depreciation) of investments.

               Fidelity determines the market value of all assets and share values on a daily basis. Unrealized appreciation (depreciation) is equal to the difference between the revalued cost of assets and market value of assets at December 31, 1998.

        (E)    Financial derivatives

               Plan assets are invested through thirteen mutual funds, any of which could, from time-to-time, utilize financial derivatives. Generally Accepted Accounting Principles require the investment managers of such funds, e.g., Fidelity, to list in their financial statements the amount and purpose of any such derivatives. Participants are provided with copies of the mutual funds financial statements directly from Fidelity on a regular basis and should refer to these for information on this issue. Generally speaking, the investment managers use derivatives to hedge against certain unwanted actions, e.g., interest rate movements and foreign currency changes.


3.      Participating Companies

               The names of the participating companies as of December 31, 1998 with contributions for the year then ended are shown below:

                                                                              Employer
                                                                           Contributions
                                                                           -------------
Columbia Gas Transmission Corp.............................                 $ 3,544,941
Columbia Gas of Kentucky, Inc..............................                     315,855
Columbia Gas of Maryland, Inc..............................                      85,860
Columbia Gas of Ohio, Inc..................................                   3,441,278
Columbia Gas of Pennsylvania, Inc..........................                   1,099,414
Columbia Energy Group Service Corp.........................                     729,228
Columbia Gulf Transmission Company.........................                     788,120
Columbia Propane Corp......................................                     249,931
Columbia LNG Corp..........................................                      47,585
Columbia Natural Resources, Inc. ..........................                     472,497
Columbia Gas of Virginia, Inc..............................                     485,532
Columbia Electric Corp.....................................                      53,164
Columbia Energy Services...................................                     252,221
Columbia Network Services..................................                       5,878
                                                                            -----------

    Total..................................................                 $11,571,504
                                                                            ===========

4.       Distributions Payable

         As of December 31, 1998 and 1997, amounts due to participants who had requested a withdrawal were $ 0 and $ 8,984,667, respectively.

5.       Columbia Gas System Securities Litigation Settlement

         On March 20, 1998, $2,134,727 was distributed to current and former Plan participants who acquired units of the Columbia Gas Stock Fund between January 19, 1990 and June 18, 1991. The Securities Litigation Settlement monies plus accumulated interest were allocated pursuant to the methodology contained in the Stipulation of Settlement.

6.       Confederation Life Guaranteed Investment Contract

         On August 12, 1994, Canadian and Michigan regulators froze the Confederation Life Insurance Company Guaranteed Investment Contract (GIC). In order to provide liquidity to Plan participants who had invested in the Retirement Money Market/GIC Fund, on September 20, 1995 Columbia Energy Group and Columbia Gas Transmission (TCO) lent monies to the Plan. On July 29, 1998, these loans were satisfied. Under the terms of the loans, once the principal was paid in full to Columbia and TCO, the excess monies received on account of the Confederation Life GIC is to be paid to Plan participants who had investments in the Money Market/GIC Fund on August 12, 1994. An initial payment of $273,485 was received on July 29, 1998. A second payment totaling $377,760 was received by Fidelity on December 21, 1998. These monies were allocated to participants' accounts on January 5, 1999. Additional payments may occur in the future.

7.       Tax Status

         See "Federal Tax Consequences" located elsewhere in this document for a general discussion of the impact of taxes on the participant.

         The Plan received a favorable determination letter, dated November 28, 1990, from the Internal Revenue Service in which it ruled that the Plan is in compliance with Sections 401(a) and 401(k) and the related Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (IRC). The Company is of the opinion that the Plan, as amended, meets the IRC requirements and, therefore, continues to be tax-qualified and tax-exempt.

8.       Other

         The accompanying Schedules A and B reflect additional detail by Fund of the Statements of Net Assets Available for Benefits for the years ended December 31, 1998 and December 31, 1997 and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1998.

                                                        Schedule A (Page 1 of 2)

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1997

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Assets
-----------------------------------------------------------------------------------------------------------------------------------

Investments                                           12/31/97 Market  Employer Contributions   Participant         Total Net
                                                           Value            Receivable       Deposits Receivable      Assets
-----------------------------------------------------------------------------------------------------------------------------------

Columbia Stock Fund                                    $327,133,798        $    906,598        $    409,650        $328,450,046
-----------------------------------------------        ------------        ------------        ------------        ------------

Fidelity Mutual Funds:
-----------------------------------------------        ------------        ------------        ------------        ------------

 Retirement Money Market
 Portfolio                                               60,986,098              10,137             192,362          61,188,597
-----------------------------------------------        ------------        ------------        ------------        ------------

 Magellan Fund                                           32,031,366               2,285             194,600          32,228,251
-----------------------------------------------        ------------        ------------        ------------        ------------

 Contrafund                                              20,613,094               2,122             116,012          20,731,228
-----------------------------------------------        ------------        ------------        ------------        ------------

 Growth Company Fund                                     11,892,345               2,410              70,074          11,964,829
-----------------------------------------------        ------------        ------------        ------------        ------------

 Growth & Income Portfolio                               54,286,745               6,782             238,609          54,532,136
-----------------------------------------------        ------------        ------------        ------------        ------------

 Intermediate Bond Fund                                  36,666,784               2,076             124,761          36,793,621
-----------------------------------------------        ------------        ------------        ------------        ------------

 Overseas Fund                                            9,416,950               1,311              50,014           9,468,275
-----------------------------------------------        ------------        ------------        ------------        ------------

 Europe Fund                                              5,039,683                 360              20,256           5,060,299
-----------------------------------------------        ------------        ------------        ------------        ------------

 Pacific Basin Fund                                       1,241,893                 193              10,667           1,252,753
-----------------------------------------------        ------------        ------------        ------------        ------------

 Balanced Fund                                           17,244,862               3,568              72,247          17,320,677
-----------------------------------------------        ------------        ------------        ------------        ------------

 Capital Appreciation Fund                                3,746,107                 791              21,874           3,768,772
-----------------------------------------------        ------------        ------------        ------------        ------------

 Short-Term Bond Fund                                     4,049,336                 507              19,151           4,068,994
-----------------------------------------------        ------------        ------------        ------------        ------------

 Spartan U.S. Equity Index Fund                          75,451,588               4,267             209,330          75,665,185
-----------------------------------------------        ------------        ------------        ------------        ------------

 Columbia Gas Litigation Settlement (note 5)              2,116,228                  --                  --           2,116,228
-----------------------------------------------        ------------        ------------        ------------        ------------

 Loans to Participants                                    9,271,509                  --                  --           9,271,509
-----------------------------------------------        ------------        ------------        ------------        ------------
                    TOTAL                              $671,188,386        $    943,407        $  1,749,607        $673,881,400
-----------------------------------------------        ------------        ------------        ------------        ------------

                                                        Schedule A (Page 2 of 2)

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1998

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           ASSETS
-----------------------------------------------------------------------------------------------------------------------------------

INVESTMENTS                                          12/31/98 MARKET VALUE  EMPLOYER CONTRIBUTIONS   PARTICIPANT           TOTAL
                                                                                  RECEIVABLE       DEPOSITS RECEIVABLE   NET ASSETS
-----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA STOCK FUND                                      349,100,301              662,050              273,641          350,035,992
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY MUTUAL FUNDS:
-----------------------------------------------------------------------------------------------------------------------------------
RETIREMENT MONEY MARKET PORTFOLIO                         58,762,865               11,054              146,940           58,920,859
-----------------------------------------------------------------------------------------------------------------------------------
MAGELLAN FUND                                             40,167,065                3,112              160,007           40,330,184
-----------------------------------------------------------------------------------------------------------------------------------
CONTRAFUND                                                25,481,841                2,278              100,988           25,585,107
-----------------------------------------------------------------------------------------------------------------------------------
GROWTH COMPANY FUND                                       13,560,277                2,554               57,236           13,620,067
-----------------------------------------------------------------------------------------------------------------------------------
GROWTH & INCOME PORTFOLIO                                 63,071,162                5,014              199,721           63,275,897
-----------------------------------------------------------------------------------------------------------------------------------
INTERMEDIATE BOND FUND                                    35,429,049                  887               86,845           35,516,781
-----------------------------------------------------------------------------------------------------------------------------------
OVERSEAS FUND                                              8,791,851                  821               37,784            8,830,456
-----------------------------------------------------------------------------------------------------------------------------------
EUROPE FUND                                                6,994,294                  764               23,328            7,018,386
-----------------------------------------------------------------------------------------------------------------------------------
PACIFIC BASIN FUND                                         1,436,029                  232                9,225            1,445,486
-----------------------------------------------------------------------------------------------------------------------------------
BALANCED FUND                                             19,724,355                2,917               59,757           19,787,029
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL APPRECIATION FUND                                  4,968,029                1,217               23,073            4,992,319
-----------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM BOND FUND                                       3,666,107                  382               13,669            3,680,158
-----------------------------------------------------------------------------------------------------------------------------------
SPARTAN U.S. EQUITY INDEX FUND                            85,055,824                3,601              169,928           85,229,353
-----------------------------------------------------------------------------------------------------------------------------------
CONFEDERATION LIFE                                           377,760                                                        377,760
-----------------------------------------------------------------------------------------------------------------------------------
LOANS TO PARTICIPANTS                                     10,348,004                                                     10,348,004
-----------------------------------------------------------------------------------------------------------------------------------
                    TOTAL                                726,934,813              696,883            1,362,142          728,993,838
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      Schedule B
                                                                   (Page 1 of 2)



                EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

============================================================================================================
                                                           COLUMBIA           RETIREMENT
                                          TOTAL           STOCK FUND         MONEY MARKET        MAGELLAN
Net Assets Beginning of Year          $ 673,881,400      $ 328,849,506      $  60,531,022      $  32,265,710
------------------------------------------------------------------------------------------------------------
Net Investment Income                    23,076,167          4,797,798          3,021,373          1,917,492
------------------------------------------------------------------------------------------------------------
Net Realized Gain/(Loss) on              48,090,861         31,879,573                 __          1,735,554
  Securities Sold or
  Distributed
------------------------------------------------------------------------------------------------------------
Net Change Unrealized                    31,646,580            444,930                 __          6,652,702
  Appreciation/(Depreciation)
  of Investments
------------------------------------------------------------------------------------------------------------
Participants' Deposits                   23,917,837          5,258,399          2,492,335          2,742,385
------------------------------------------------------------------------------------------------------------
Columbia Contributions                   11,571,504         11,132,032            109,645             34,211
------------------------------------------------------------------------------------------------------------
Distributions to Participants           (84,350,566)       (25,436,895)       (22,113,427)        (3,870,415)
------------------------------------------------------------------------------------------------------------
Interfund Exchanges                              __         (6,880,630)        15,116,608         (1,120,757)
------------------------------------------------------------------------------------------------------------
Confederation Life                          651,245                 __                 __                 __
------------------------------------------------------------------------------------------------------------
Loan Activity                               508,810             (8,721)          (236,697)           (26,698)
------------------------------------------------------------------------------------------------------------
Net Assets, End of Year                 728,993,838        350,035,992         58,920,859         40,330,184
============================================================================================================


============================================================================================================
                                                           GROWTH            GROWTH &          INTERMEDIATE
                                      CONTRAFUND           COMPANY           INCOME                BOND
Net Assets Beginning of Year        $  20,734,868      $  11,968,927      $  54,539,110           36,860,697
------------------------------------------------------------------------------------------------------------
Net Investment Income                   1,880,963            960,961          3,424,901            2,204,777
------------------------------------------------------------------------------------------------------------
Net Realized Gain/(Loss) on               903,130            530,459          4,439,489                4,101
  Securities Sold or
  Distributed
------------------------------------------------------------------------------------------------------------
Net Change Unrealized                   3,303,635          1,534,204          6,543,451              336,140
------------------------------------------------------------------------------------------------------------
Appreciation/(Depreciation)
  of Investments
  Participants' Deposits                1,739,471            944,984          3,392,903            1,496,518
------------------------------------------------------------------------------------------------------------
Columbia Contributions                     33,831             27,382             83,862               14,200
------------------------------------------------------------------------------------------------------------
Distributions to Participants          (2,370,508)        (1,305,938)        (7,956,456)          (5,516,327)
------------------------------------------------------------------------------------------------------------
Interfund Exchanges                      (663,620)        (1,073,951)          (928,246)             206,743
------------------------------------------------------------------------------------------------------------
Confederation Life                             __                 __                 __                  __
------------------------------------------------------------------------------------------------------------
Loan Activity                              23,337             33,039           (263,117)             (90,068)
------------------------------------------------------------------------------------------------------------
Net Assets, End of Year                25,585,107         13,620,067         63,275,897           35,516,781
============================================================================================================

                                                                      Schedule B
                                                                   (Page 2 of 2)


                EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

=======================================================================================================================


                                                                                                              CAPITAL
                                     OVERSEAS             EUROPE           PACIFIC          BALANCED       APPRECIATION
                                                                           BASIN
=======================================================================================================================
Net Assets, Beginning of Year      $  9,519,426      $  5,062,159      $  1,252,753      $ 17,321,830      $  3,768,772
-----------------------------------------------------------------------------------------------------------------------
        Net Investment Income           172,759           493,907             3,283         2,045,244           122,253
-----------------------------------------------------------------------------------------------------------------------
     Net Realized Gain/(Loss)
        on Securities Sold or
                  Distributed           389,467           328,836          (139,013)          424,761            53,249
-----------------------------------------------------------------------------------------------------------------------
        Net Change Unrealized
  Appreciation/(Depreciation)
               of Investments           474,000            87,036           231,220           958,499           525,210
-----------------------------------------------------------------------------------------------------------------------
       Participants' Deposits           649,219           399,917           140,120         1,122,933           364,033
-----------------------------------------------------------------------------------------------------------------------
       Columbia Contributions            14,122             8,337             3,452            43,802            11,615
-----------------------------------------------------------------------------------------------------------------------
Distributions to Participants        (1,085,492)         (720,560)         (127,367)       (2,938,065)         (422,786
-----------------------------------------------------------------------------------------------------------------------
          Interfund Exchanges        (1,345,710)        1,353,816            63,845           871,164           539,337
-----------------------------------------------------------------------------------------------------------------------
           Confederation Life                --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------
                Loan Activity            42,665             4,938            17,193           (63,139)           30,636
-----------------------------------------------------------------------------------------------------------------------
      Net Assets, End of Year         8,830,456         7,018,386         1,445,486        19,787,029         4,992,319
=======================================================================================================================


======================================================================================================================
                                                                                                      CONFEDERATION
                                                      SPARTAN        COLUMBIA GAS                          LIFE
                                    SHORT-TERM      U.S. EQUITY       LITIGATION           LOAN         RECEIVABLE
                                       BOND            INDEX                             ACTIVITY

======================================================================================================================
Net Assets, Beginning of Year        4,068,994      $ 75,749,889      $  2,116,228      $  9,271,509                --
----------------------------------------------------------------------------------------------------------------------
        Net Investment Income          210,259         1,801,698            18,499                --                --
----------------------------------------------------------------------------------------------------------------------
     Net Realized Gain/(Loss)
        on Securities Sold or
                  Distributed           (4,724)        7,545,979                --                --                --
----------------------------------------------------------------------------------------------------------------------
        Net Change Unrealized
  Appreciation/(Depreciation)
               of Investments            8,532        10,547,021                --                --                --
----------------------------------------------------------------------------------------------------------------------
       Participants' Deposits          253,955         2,920,665                --                --                --
----------------------------------------------------------------------------------------------------------------------
       Columbia Contributions            4,053            50,960                --                --                --
----------------------------------------------------------------------------------------------------------------------
Distributions to Participants         (905,378)       (9,580,952)               --                --                --
----------------------------------------------------------------------------------------------------------------------
          Interfund Exchanges           64,674        (3,795,061)       (2,134,727)               --          (273,485)
----------------------------------------------------------------------------------------------------------------------
           Confederation Life               --                --                --                --           651,245
----------------------------------------------------------------------------------------------------------------------
                Loan Activity          (20,207)          (10,846)               --         1,076,495
----------------------------------------------------------------------------------------------------------------------
      Net Assets, End of Year        3,680,158        85,229,353                --        10,348,004           377,760
======================================================================================================================

Employer ID#: 13-1594808
Plan #: 002

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
           ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998


        Identity of Issuer,
         Borrower, Lessor,
          or Similar Party*                          Description of Investment                     Cost                 Value
          -----------------                          -------------------------                     ----                 -----
             Columbia                10,652,948 units of Columbia Stock Fund(1)                    --(2)            $349,100,301

             Fidelity                58,762,865 shares of Retirement Money Market Portfolio        --(2)              58,762,865

             Fidelity                332,454 shares of Magellan Fund                               --(2)              40,167,065

             Fidelity                448,703 shares of Contrafund                                  --(2)              25,481,841

             Fidelity                265,784 shares of Growth Company Fund                         --(2)              13,560,277

             Fidelity                1,375,898 shares of Growth & Income Portfolio                 --(2)              63,071,162

             Fidelity                3,449,761 shares of Intermediate Bond Fund                    --(2)              35,429,049

             Fidelity                244,353 shares of Overseas Fund                               --(2)               8,791,851

             Fidelity                208,910 shares of Europe Fund                                 --(2)               6,994,294

             Fidelity                108,625 shares of Pacific Basin Fund                          --(2)               1,436,029

             Fidelity                1,205,645 shares of Balanced Fund                             --(2)              19,724,355

             Fidelity                225,103 shares of Capital Appreciation Fund                   --(2)               4,968,029

             Fidelity                420,908 shares of Short-Term Bond Fund                        --(2)               3,666,107

             Fidelity                1,934,846 shares of Spartan U.S. Equity Index Fund            --(2)              85,055,824

           Participants              Loans to Participants                                         --                 10,348,004
                                                                                                                    ------------

                                     TOTAL THRIFT PLAN(2)                                                           $726,557,053
                                                                                                                    ============

          *    All parties listed are considered parties-in-interest.

          (1) Actual shares of The Columbia Energy Group, Inc. Common Stock held equals 5,994,278, valued at $346,169,555.

          (2) Records are maintained by Fidelity on a fair market value basis; therefore, historical cost basis information is unavailable.

Employer ID#: 13-1594808
Plan #: 002

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP


                 Item 27(d) Schedule of Reportable Transactions

                        Individual Transactions By Issue

                      For The Year Ended December 31, 1998


                                                                                         Current Value of
 Identity   Description      Purchase          Selling       Transaction    Cost of    Asset on Transaction    Net Gain
 of Party    of Asset         Price             Price          Expense       Asset            Date              (Loss)
 --------    ---------        -----             -----          -------       -----            ----              ------



   No Reportable Transactions






NOTE: There were no lease rentals during the year.

Employer ID#:13-1594808
Plan #: 002

                 EMPLOYEES THRIFT PLAN OF COLUMBIA ENERGY GROUP
                 Item 27(d) Schedule of Reportable Transactions
                        Cumulative Transactions By Issue
                      For the Year Ended December 31, 1998

------------------------------------------------------------------------------------------------------

    Identity              Description                  Total              Total Sales   Transaction
    of Party*              of Asset                  Purchases                            Expenses
------------------------------------------------------------------------------------------------------
Columbia         Columbia Gas Stock Fund              $61,440,055                  --
------------------------------------------------------------------------------------------------------
Columbia         Columbia Gas Stock Fund                       --          76,589,595
------------------------------------------------------------------------------------------------------
Fidelity         Growth & Income Fund                  18,090,265                  --
------------------------------------------------------------------------------------------------------
Fidelity         Growth & Income Fund                          --          20,288,788
------------------------------------------------------------------------------------------------------
Fidelity         Retirement Money Market               70,494,509                  --
                     Fund
------------------------------------------------------------------------------------------------------
Fidelity         Retirement Money Market
                      Fund                                     --          74,725,177
------------------------------------------------------------------------------------------------------
Fidelity         Spartan U. S. Equity Index
                 Fund                                  15,859,437                  --
------------------------------------------------------------------------------------------------------
Fidelity         Spartan U.S. Equity Index Fund                            24,348,202
------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                     Current Value of
    Identity              Description             Cost of Asset          Asset on        Net Gain or Loss
    of Party*              of Asset                                  Transaction Date
---------------------------------------------------------------------------------------------------------
Columbia         Columbia Gas Stock Fund           $61,440,055         $61,440,055                     --
---------------------------------------------------------------------------------------------------------
Columbia         Columbia Gas Stock Fund                    (1)         76,589,595             26,765,668
---------------------------------------------------------------------------------------------------------
Fidelity         Growth & Income Fund               18,090,265          18,090,265                     --
---------------------------------------------------------------------------------------------------------
Fidelity         Growth & Income Fund                       (1)         20,288,788              4,439,489
---------------------------------------------------------------------------------------------------------
Fidelity         Retirement Money Market            70,494,509          70,494,509                     --
                     Fund
---------------------------------------------------------------------------------------------------------
Fidelity         Retirement Money Market
                      Fund                                  (1)         74,725,177                     --
---------------------------------------------------------------------------------------------------------
Fidelity         Spartan U. S. Equity Index
                 Fund                               15,859,437          15,859,437                     --
---------------------------------------------------------------------------------------------------------
Fidelity         Spartan U.S. Equity Index Fund             (1)         24,348,202              7,545,979
---------------------------------------------------------------------------------------------------------




* All parties listed are considered parties-in-interest.

(1) Records are maintained by Fidelity; historical cost information unavailable.

Note: There were no lease rentals during the year.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


   As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement File No. 33-42776.




                         ARTHUR ANDERSEN LLP



New York, New York
June 28, 1999

                            FEDERAL TAX CONSEQUENCES
                                   (Unaudited)

NOTE: THE INFORMATION PROVIDED HEREIN IS INTENDED TO PROVIDE GENERAL INFORMATION REGARDING THE FEDERAL TAX TREATMENT OF AN INDIVIDUAL'S WITHDRAWALS OF FUNDS FROM THE PLAN. THE INFORMATION IS BASED ON CURRENT INTERNAL REVENUE CODE PROVISIONS AND REGULATIONS IN EFFECT AS OF 1/1/98 AND DOES NOT ADDRESS ANY STATE AND LOCAL TAX CONSEQUENCES OF PLAN WITHDRAWALS.

         PARTICIPANTS ARE URGED TO CONSULT WITH THEIR PERSONAL TAX ADVISOR BEFORE MAKING PLAN WITHDRAWALS.

Tax Treatment of Distributions and Withdrawals

If a participant withdraws money from the Plan, some or all of the participant's withdrawal may be taxed. To the extent that any taxable money is sent directly to the participant, the Trustee is required to withhold 20% of the taxable amount to meet Federal tax requirements. A participant can avoid the 20% Federal withholding requirement by requesting a direct rollover of all or part of the taxable portion of the participant's withdrawal and distribution to an Individual Retirement Account (IRA) or to another tax-qualified plan.

In addition to ordinary income taxes, a 10% additional income tax may be imposed on the taxable portion of a participant's distribution unless:

     o the participant is age 55 or older in the year he or she terminates employment with Columbia,

     o the participant is age 59-1/2 or over when he or she receives the distribution,

     o    the withdrawal is due to disability or death,

     o    the withdrawal is used to pay unreimbursed medical expenses,

     o    payment is made to an alternate payee under a QDRO, or

     o the withdrawal is rolled over directly to an Individual Retirement Account (IRA) or another qualified plan.

     Tax Treatment of Withdrawals

     The following withdrawals are 100% taxable, even for hardship:

     o    Company contributions and their earnings,

     o    a participant's savings in a before-tax account and their earnings,

     o earnings on a participant's Rollover Contributions, lump sum and after-tax deposits, and

     o    a participant's Rollover Contribution deposits.

All of a participant's after-tax deposits made to the Plan before January 1, 1987 can be withdrawn during active employment for any reason with no taxes applied to the withdrawal.

A participant's after-tax deposits made to the Plan after December 31, 1986 can also be withdrawn for any reason, but such withdrawals are not tax free. Once a participant has withdrawn all pre-1987 after-tax contributions, a portion of each subsequent withdrawal from the participant's after-tax account will be considered investment earnings, and will be taxable. The amount of your withdrawal that is considered a return of the participant's after-tax savings, and consequently non-taxable, will be determined as follows:

Total remaining savings before a participant's withdrawal in his or her after-tax account contributed after December 31, 1986 divided by total remaining savings in his or her after-tax account contributed after December 31, 1986, plus his or her investment earnings multiplied by the total amount of the withdrawal equals non-taxable portion of the participant's withdrawal.

For example:

o    If savings in a participant's after-tax account
     contributed after 12/31/86 equals                               $3,000

o    And the investment earnings since 12/31/86 equals               $1,000

o    The total of the after-tax savings contributed after
     12/31/86 plus investment earnings equals                        $4,000

o    And the withdrawal equals                                       $1,000

o    : of the withdrawal will not be taxable ($3,000)$4,000);
     3 of the withdrawal will be taxable

o    Non-taxable amount equals                                       $  750

o    Taxable amount equals                                           $  250

In other words, in the above example, if a participant withdraws $1,000 from his or her after-tax account that he or she contributed to the Plan after December 31, 1986, $750 would not be taxable; $250 would be considered by the IRS to be a return of investment earnings and subject to regular income tax, the 20% withholding requirement and possibly the 10% additional tax.

Tax Treatment of Withdrawals from a Participant's Before-Tax Account

A participant's before-tax contributions are not taxed when they go into his or her account, rather they are fully taxed when withdrawn. If a participant withdraws money from his or her account during active employment, the money will be added to his or her other income for that year and taxed at the participant's applicable income tax rate. Withdrawals during active employment may also be subject to a 10% additional tax over and above any regular income taxes due, unless a participant meets any of the conditions previously listed under Tax Treatment of Distributions and Withdrawals. Loans from a participant's before-tax account are not taxable.

If the withdrawal is payable to a participant, the withholding requirements discussed previously apply. A participant can avoid the Federal withholding requirement by requesting a direct transfer rollover to an IRA or another tax-qualified plan.

Possible Tax Advantages When Receiving a Lump Sum Distribution

If a participant receives a lump sum distribution of his or her account, he or she may be able to defer or reduce their tax liability.

In general, a participant can use only one of the following tax advantages:

1. Deferral of tax liability

If a participant leaves the Company and receives a withdrawal from his or her account, he or she may want to consider rolling all or part of the taxable amount into an IRA or into another employer's tax qualified plan. By doing so, the participant can continue to defer paying taxes on the money. If the distribution of the account would otherwise be subject to the 10% additional tax, this approach would also let the participant avoid paying this additional tax if he or she leaves their money in the IRA or other plan until they are age 592.

2. Reduction of tax liability

If a participant takes a lump sum distribution of his or her account, he or she may be entitled to special tax treatment such as five-year or ten-year averaging or long-term capital gains treatment.

If the participant was younger than 50 years old on January 1, 1986, five-year averaging tax treatment is currently available only once, and only if:

     o the entire account balance is paid to the participant in one tax year after age 59-1/2, and

     o    the individual was a Plan participant for five or more years.

Under five-year averaging, the lump sum distribution is taxed in one year as if the participant had received it over five years and as if he or she had no other income during that time. The tax rate used is the one effective during the year the participant receives the distribution.

If a participant was age 50 or over as of January 1, 1986, he or she is grandfathered under pre-1987 tax laws. This means that if the participant receives the entire balance of his or her account in one tax year, he or she will have a choice of:

o    ten-year averaging under 1986 tax rates, or

o five-year averaging under the rates prevailing in the year he or she receives the money.

If a participant is grandfathered, he or she can use five-year or ten-year averaging at any time, but whichever method he or she chooses can only be used once. The participant can choose whichever method is best for him or her. However, to use either averaging method, he or she must have been a Plan participant for five or more years.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        EMPLOYEES' THRIFT PLAN OF
                                         COLUMBIA GAS SYSTEM





                                        By /s/ M. W. O'Donnell
                                           -----------------------------
                                                 M. W. O'Donnell
                                           Member, Thrift Plan Committee



June 21, 1999 DATE
-------------